McKee Nelson LLP

One Battery Park Plaza, 34th Floor

New York, New York 10004

March 9, 2006

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

         Re:

American Honda Receivables Corp.

Registration Statement on Form S-3

File # 333-125676

Withdrawal of Form RW

Ladies and Gentlemen:

On March 8, 2006, our firm submitted via electronic filing, on behalf of our client, American Honda Receivables Corp. (the “Company”), a request for an order granting the withdrawal of its Registration Statement on Form S-3 (333-125676). Such Form RW was filed in error under the incorrect File number.  We hereby request, on behalf of the Company, that such request for withdrawal be withdrawn. A corrected Form RW, referencing the correct file number (which is 333-132264), was filed with the Commission today.

If you have any questions regarding this submission, please call the undersigned at 917-777-4325.

Sincerely,

/s/ Steve Levitan

Steve Levitan